UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 19, 2022, Allego N.V. (the “Company”) refinanced its existing € 170 million senior bank facility by entering into a new € 400 million senior bank facility (the “A&R Credit Facility”), which facility consists of (i) € 170 million in existing refinanced debt, (ii) up to € 30 million to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes) and (iii) up to € 200 million to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses). The A&R Credit Facility expires in December 2027 and bears interest at EURIBOR plus a margin. In parallel to the A&R Credit Facility, the Company entered into interest rate caps to hedge the interest rate risk on 65% of the outstanding loan amounts under the A&R Credit Facility.

Under the terms of the A&R Credit Facility, the Company and its subsidiaries (other than specific unrestricted subsidiaries) (the “Group”) are required to comply with the following financial covenants relating to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and interest:

•	Leverage Ratio (Total Net Debt / Group’s EBITDA); and

•	Interest Coverage Ratio (Group’s EBITDA / Interest paid).

The drawdown stop covenants are determined as follows:

Testing Period[1] ending on:	Group EBITDA Margin Ratio[2]	Group’s EBITDA	Fast/ultrafast Charging Equipment Utilization Rate
June 30, 2023	-4.3%	- € 8.5m	10.4%
December 31, 2023	-5.8%	- € 11.6m	11.5%
June 30, 2024	8.1%	€ 19.8m	12.7%
December 31, 2024	19.4%	€ 68.2m	12.9%
June 30, 2025	24.1%	€ 111.2m	14.2%
December 31, 2025	27.3%	€ 157.5m	15.5%
June 30, 2026	28.9%	€ 200m	16.6%
December 31, 2026	N/A	N/A	N/A
June 30, 2027	N/A	N/A	N/A

[1]	The first Testing Period covers 6 months, the other Testing Periods cover 12 months.
[2]	(EBITDA / Real Period Revenue) X 100

Breaching the drawdown stop covenants would cause a drawdown stop. The Group may within twenty business days from the occurrence of a drawdown stop event provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenant levels) which are proposed to be implemented in order to remedy a breach of such drawdown stop. In addition to the drawdown stop thresholds, a default status would occur if the covenants are not maintained in other regards. This could lead to the loan to become immediately due and payable.

The A&R Credit Facility also contains customary negative covenants, including, but not limited to, certain restrictions on the ability of Allego N.V. to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. The A&R Credit Facility further provides that upon the occurrence of certain events of default, the obligations thereunder may be accelerated. Such events of default include non-payment, drawdown stop events, breach of financial and other covenants, cross default, insolvency, unlawfulness, material adverse change and other customary events of default.

The foregoing description of the A&R Credit Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Credit Facility Agreement, a copy of which is attached as Exhibit 99.2 to this Report on Form 6-K, and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated December 19, 2022

99.2*	A&R Credit Facility Agreement

*

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Copies of any omitted schedules or exhibits will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 20, 2022	ALLEGO N.V.

By: /s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer